

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

David Pross
Chief Executive Officer
Mobile Global Esports, Inc.
500 Post Road East, 2nd Floor
Westport, CT 06880

> **Re: Mobile Global Esports, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2022**
> **File No. 333-267794**

Dear David Pross:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed October 7, 2022

General

1. Provide us with your analysis as to how you satisfy the eligibility requirements in General Instruction I.A.3 on Form S-3. In this regard, we note that you have less than 12 calendar months of reporting history as your initial public offering was declared effective on July 28, 2022. Please amend your registration statement using a form for which you are eligible on the filing date. For guidance, refer to Question 115.15 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rucha Pandit at (202) 551-6022 or Jennifer López Molina at (202) 551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Donald Davis